[redacted]

SECU 11033189 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEERINK SWANN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal St., 37th Floor
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

~~FOR OFFICIAL USE ONLY~~

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

STATEMENT OF FINANCIAL CONDITION

Leerink Swann LLC

Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Jeffrey Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JILLIAN M. FITZGERALD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 22, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink Swann LLC

Statement of Financial Condition

December 31, 2010

Contents

pwc

Report of Independent Auditors

To The Board of Managers and
Member of Leerink Swann LLC

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Leerink Swann LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Leerink Swann LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$40,271,921
Deposits with clearing organizations	250,091
Receivable from clearing organizations	120,754
Receivable from customers	4,615,660
Notes receivable from employees, net of reserve of $162,566 and accumulated amortization of $1,685,958	3,478,633
Marketable securities, at fair value	6,821,976
Non-marketable securities, at estimated fair value	1,208,753
Due from affiliates	3,049,443
Advances to employees	88,383
Prepaid expenses	1,009,362
Furniture, equipment, and leasehold improvements, net	2,557,413
Goodwill	623,026
Other assets	481,796
Total assets	$64,577,211
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 2,557,535
Accrued compensation, employee benefits, and payroll taxes	25,759,863
Accounts payable and accrued expenses	4,867,624
Deferred rent	1,138,623
Note payable	138,000
	34,461,645
Commitments and contingencies	–
Member's equity	30,115,566
Total liabilities and member's equity	$64,577,211

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Leerink Swann LLC (the "Company") is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Leerink Swann Holdings LLC ("Holdings" or "Parent"), which was formed September 7, 2007.

The Company, formerly known as Leerink Swann & Co., was a wholly-owned subsidiary of Leerink Swann Massachusetts Business Trust ("Trust") until the formation of Holdings, at which time, Trust contributed (at book value) its interest in the Company for a majority stake in Holdings. The remaining ownership of Holdings is held by outside investors and employees of the Company.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm, which is also a registered broker/dealer.

On June 30, 2010, Leerink Swann Consulting LLC ("LSC") was established as a wholly owned subsidiary of Leerink Swann Holdings LLC. Effective July 1, 2010, the Corporate Consulting business segment of the Company was spun off and moved to LSC. The operating results of Corporate Consulting business are included with those of the Company for the period from January 1, 2010 through June 30, 2010.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This

balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

Securities

Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2010, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in two hedge funds and equity positions in several private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, the fair value of which is supplied by the hedge fund manager to the Company at least on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. The Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge manager with a minimum of 30-day notice. The fair value of the equity investments in the private companies is determined by management after considering all available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information as it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment, and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and will be forgiven at some future date. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully amortized.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the lesser of the estimated useful life or the remaining lease term.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the Company is less than its book value, and is recorded in the Statement of Operations for that period.

The Company completed its annual evaluation of goodwill as of December 31, 2010 and determined that no impairment charge was required. Subsequent to December 31, 2010, no events have occurred, or circumstances have changed that would reduce the fair value of goodwill below its book value.

Goodwill as of December 31, 2010 related to the 2001 acquisition of MEDACorp.

Deferred Rent

Minimum lease payments are expensed ratably over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum lease payments, the related rent expense is recognized on a straight-line basis, and the difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the statement of financial condition at fair value. The Company's investments in securities and amounts due from brokers are partially restricted until the Company satisfies the obligation to deliver securities sold, but not yet purchased.

Recent Accounting Pronouncements

Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements — In January 2010, the FASB issued amended guidance for fair value measurements and disclosures. The amended guidance requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Furthermore, this update requires a reporting entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs; clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value; and amends guidance on employers' disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009 (January 1, 2010 for the Company), except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Company), and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. Early adoption is permitted.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date.

Current accounting standards provide for a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of inputs used to measure fair value are described below:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include:

(a) Quoted prices for similar assets or liabilities in active markets;
(b) Quoted prices for identical or similar assets or liabilities in non-active markets;

(c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d) Pricing models whose inputs are derived principally from or corroborated by observable market information through correlation or other means for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table presents information about the Company's financial assets and liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2010:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Mutual Funds				
Money market funds	$3,754,072	-	-	$3,754,072
Large cap blended funds	445,880	-	-	445,880
Large cap growth funds	48,087	-	-	48,087
Mid cap value funds	38,431	-	-	38,431
Mid cap growth funds	5,068	-	-	5,068
Small cap blended funds	17,271	-	-	17,271
Small cap growth funds	2,676	-	-	2,676
Bond funds	213,855	-	-	213,855
Common Stock	2,296,636	-	-	2,296,636
Preferred Stock	-	-	715,699	715,699
Hedge Funds	-	-	493,054	493,054
Total	$6,821,976	-	$1,208,753	$8,030,729

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased:				
Common Stock	$2,557,535	-	-	$2,557,535
Total	$2,557,535	-	-	$2,557,535

The following is a reconciliation of the beginning and ending balances for financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

		Total Gains/Losses Included in Income Principal Transactions			
	Beginning Balance	Unrealized Losses Related to Assets Held at Year End	Realized Gains Related to Assets No Longer Held	Purchases, Issuances, and Settlements	Ending Balance
Assets					
Non-marketable securities	$2,531,242	$24,465	$1,552,784	($2,899,738)	$1,208,753

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of the following trading and investment securities at estimated fair values:

	Owned	Sold, Not Yet Purchased
Equities	$2,296,636	$2,557,535
Mutual funds	4,525,340	–
Fair value at December 31, 2010	$6,821,976	$2,557,535

Securities that are not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or

(c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

At December 31, 2010, securities that are not readily marketable, carried at estimated fair values, consisted of the following:

Equities	$715,699
Hedge funds	493,054
Estimated fair value at December 31, 2010	$1,208,753

5. Furniture, Equipment, and Leasehold Improvements

At December 31, 2010, furniture, equipment, and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 421,975
Equipment	2,009,399
Leasehold improvements	3,946,060
	6,377,434
Less: accumulated depreciation	(3,820,021)
	$ 2,557,413

6. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party served as a trustee of the Trust and a manager of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012, and the note bears interest at a rate of 7%.

7. Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2010, there were no subordinated borrowings.

8. Line of Credit

On July 23, 2008, the Company entered into a subordinated revolving credit agreement with the Bank of New York Mellon (the Lender). The agreement expired and was renewed in August 2010. The Company has requested that the Lender make loans to the Company in an aggregate principal amount not exceeding $10,000,000 to provide regulatory capital to support the general securities business of the Company as contemplated in Rule 15c3-1 under the Securities Exchange Act of 1934. The principal balance of the loan bears interest at an annual rate of Applicable Rate plus 2.00%, after, as well as before, judgment, and all other amounts owing under the Loan Documents that are not paid when due, shall bear interest, after as well as before judgment, at a rate per annum equal to the Alternate Base Rate plus 2.00%. Accrued and unpaid interest on the outstanding balance shall be payable in arrears on the maturity date. The Company shall pay to the Lender on the Closing Date a fee (the Facility Fee) equal to 1.00% of the amount of the commitment. The Company has never drawn against the line of credit and there was no outstanding balance as of December 31, 2010.

9. Distributions to Shareholders

The Company may make annual distributions to shareholders based on the previous year's taxable income of the Parent. During 2010, the Company did not made a capital tax distribution to shareholders as a result of taxable loss of the Parent in 2009.

10. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in various share-based compensation plans sponsored by its Parent and the Trust. During 2010, employees were granted share-based awards associated with these plans, which grade vest over a three to five year period. In 2009, employees were granted shared-based awards based on performance. The performance condition is contingent upon the group of employees generating revenues meeting certain targets prior to certain dates. The Company periodically assesses the probable outcome of the performance condition. The compensation cost is accrued if it is deemed probable that the service condition will be met and not accrued if meeting the service condition is not probable.

For income tax purposes, the number of restricted stock units vesting at the most recent fair value is deemed taxable compensation for the employees. Employees are given the option to sell back units to the Company or to make their own tax payments to cover tax liability resulting from the vesting events. The Company may also repurchase vested restricted stock units from the employees upon termination at its discretion. In 2010, total restricted stock repurchased was $3,808,421.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k).

Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code Section 409A. This plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the plan. The value of assets contributed to the plan by the Company was $4,858,636 as of December 31, 2010. These assets are included in both marketable and non-marketable securities in the Statement of Financial Condition.

11. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The majority of the Company's income is derived through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

12. Commitments and Contingencies

The Company leases office facilities and equipment under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31 are as follows:

2011	$3,827,891
2012	4,805,176
2013	4,073,408
2014	2,654,148
Thereafter	13,705,008
	$29,065,631

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also currently being reviewed by regulatory agencies in relation to its expert panel network activities (MEDACorp) and the activities of its investment advisory business. Its trading and market making activities are also currently being examined by FINRA as part of their Trading and Market Making Surveillance Examination Program ("TMMS"). Although the amount of ultimate liability with respect to those matters, if any, cannot be determined, in management's opinion, based upon advice from counsel, the amount of such liability will not have a material impact on the Company's financial position or results of operations.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $27,969,575 which was $27,041,897in excess of the amount required to be maintained at that date. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

14. Related Parties

Amounts receivable from related parties as of December 31, 2010 are set forth below:

Leerink Swann Holdings LLC	$1,049,652
Leerink Swann Consulting LLC	1,999,473
Other	318
Total	$3,049,443

The receivables from Holdings are primarily related to conference and professional fees incurred on behalf of Holdings. The receivables from LSC are primarily related to compensation payments to LSC employees and reimbursement of expenses incurred on behalf of LSC.

15. Subsequent Events

There were no subsequent events requiring adjustment to the Statement of Financial Condition or disclosure through February 23, 2011, the date that the Company's Statement of Financial Condition is issued.